Exhibit 99.1

Noah Holdings Provides a Litigation Update Involving an Affiliate of the Company

Noah Holdings Limited (the “Company” or “Noah”) (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, today announced that the Company recently received a civil judgment from the Bozhou Intermediate People’s Court of Anhui Province (the “First Instance Court”). The judgement related to a civil lawsuit brought by an external institution (the “Plaintiff”) against Noah (Shanghai) Financial Leasing Co., Ltd. (the “Defendant”).

The First Instance Court first accepted the civil lawsuit filed by the Plaintiff against the Defendant in August 2019 respecting the financial consultancy services provided by the Defendant to the Plaintiff on its investment process. The Defendant charged a fee of RMB500,000 for providing such consultancy services to the Plaintiff. In December 2020, the First Instance Court dismissed the Plaintiff’s case. In March 2021, the High People’s Court of Anhui Province (the “Appellate Court”) dismissed the Plaintiff’s appeal to the ruling of the First Instance Court. No contingent liabilities with respect to the civil claim were recorded by the Company as both the First Instance Court and the Appellate Court dismissed the Plaintiff's case.

The Plaintiff subsequently, for the third time, applied for a retrial to the Supreme People’s Court. In February 2022, the Supreme People’s Court issued an order revoking the aforementioned rulings and remanding the case to the First Instance Court for retrial. While the Company held the same view as before that the claim of the Plaintiff is without merit and is unfounded, in December 2022, the First Instance Court awarded the Plaintiff monetary damages of RMB99,000,000 (approximately US$14,241,942) and corresponding interests (the “First-instance Ruling”). The First-instance Ruling is not yet effective until the appellate process is concluded.

Based on advice from the Company’s PRC counsel to this civil lawsuit, the Company believes that the First-instance Ruling was reached based on incomplete factual information. The Defendant has already initiated the appeal process with respect to the First-instance Ruling, and intends to vigorously defend against the civil claim from the Plaintiff.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX:6686) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. Noah is a Cayman Islands holding company and carries on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited. In the first nine months of 2022, Noah distributed RMB52.3 billion (US$7.3 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB156.2 billion (US$22.0 billion) as of September 30, 2022.

Noah’s wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in RMB and other currencies. Noah's network covers 76 cities in mainland China, as well as offices in Hong Kong, Taiwan, New York, Silicon Valley and Singapore. A total of 1,257 relationship managers provide customized financial solutions for clients through this network, and meet their international investment needs. The Company’s wealth management business had 433,250 registered clients as of September 30, 2022. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies. The Company also provides other services.

For more information, please visit Noah at ir.noahgroup.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah's actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah's investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions globally and in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Tel: +86-21-8035-9221

ir@noahgroup.com